UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________
FORM 6-K
__________________

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2026

Commission File Number: 001-15276

___________________________
Itaú Unibanco Holding S.A.
(Exact name of registrant as specified in its charter)

Itaú Unibanco Holding S.A.
(Translation of Registrant’s Name into English)

___________________________

Praça Alfredo Egydio de Souza Aranha, 100 - Torre Conceição
CEP 04344-902 São Paulo, SP, Brazil
(Address of principal executive office)

___________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82–___________

EXHIBIT INDEX

ITAÚ UNIBANCO - NOTICE TO STOCKHOLDERS - ANNUAL GENERAL STOCKHOLDERS’ MEETING (“ASM”)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 13, 2026.

Itaú Unibanco Holding S.A.

By: /s/ Gustavo Lopes Rodrigues
___________________________
Name:     Gustavo Lopes Rodrigues
Title:    Investor Relations Officer.